Exhibit 99.2

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

For more information,

please see Kinross’ 2020 year-end
Financial Statements, MD&A

and results news release

at www.kinross.com

NEWS RELEASE

Kinross provides update on development projects and full-year 2020 exploration results

Mineral reserves increase 5.7 million gold oz., or 23% year-over-year, to 30 million gold oz.

Kupol and Paracatu extend mine life by one year and Chirano by three years

Toronto, Ontario – February 10, 2021 – Kinross Gold Corporation (TSX:K; NYSE:KGC) (“Kinross” or the “Company”) today provided updates on its development projects, exploration program and its estimated mineral reserves and resources.

(This news release contains forward-looking information about expected financial and operating performance of the Company. All mineral reserves and mineral resources, as well as mine life disclosures, are estimates. All dollar amounts are expressed in U.S. dollars, unless otherwise noted)

Development projects:

•	Tasiast 24k: Project advancing on schedule and on budget with Tasiast expected to increase throughput to 21,000 t/d by year-end 2021 and to 24,000 t/d by mid-2023.
•	Udinsk: Drilling and study work are progressing well. The pre-feasibility study has now commenced and is expected to be completed in Q4 2021; added 259 Au koz. to estimated measured and indicated resources and 94 Au koz. to inferred resources.
•	La Coipa Restart: Pre-stripping started on schedule in early January 2021 and first production remains on-track for mid-2022; added 103 Au koz. and 3,266 Ag koz. to mineral reserve estimates as a result of mine plan optimization.
•	Lobo-Marte: Feasibility study is on-track for completion in Q4 2021.
•	Fort Knox Gilmore: First gold ounces were produced from the new heap leach pad in January 2021 and construction was completed on schedule and under budget.
•	Peak: Commenced drilling program and studies for permitting after acquiring 70% of synergistic, Fort Knox “bolt-on” project in September 2020.

Exploration and Mineral Reserves and Resources1 update:

•	Kinross added 5.7 million Au oz. to proven and probable mineral reserves in 2020, a 23% year-over-year increase, to 30.0 million Au oz. mainly due to net additions of 6.4 million Au oz. at Lobo-Marte, 446 Au koz. at Chirano and 103 Au koz. at La Coipa, while maintaining a $1,200 per ounce gold price assumption.
•	Due to successful exploration and mine optimization programs, Kupol and Paracatu extended mine life by one year to 2025 and 2032 respectively, and Chirano extended mine life by three years to 2025, with further opportunities for additional mine life extensions.
•	In 2021, Kinross expects to ramp up its global exploration program with a focus in Russia and Chirano, and will continue to prioritize opportunities within the footprint of existing mines in its global portfolio for mineral resource and reserve additions.

CEO commentary

J. Paul Rollinson, President and CEO, made the following comments in relation to Kinross’ development projects:

“In 2020, we made excellent progress advancing our high-quality and diversified project pipeline and added 5.7 million gold ounces to our mineral reserve estimates after depletion. We extended mine life at Chirano by three years, and by one year at Kupol and Paracatu, and we continue to focus on opportunities for further mine life extensions. Our successful track record in project development, mine plan optimization and exploration underpins our robust production profile, which is expected to grow by 20% over the next three years.

“The Tasiast 24k and La Coipa projects, which are currently under construction, remain on schedule and are proceeding well. First gold was produced from the Fort Knox Gilmore project’s new heap leach pad, while study and development work at Lobo-Marte, Udinsk and Peak advanced well. We are looking forward to significant project milestones in 2021 and are ramping up our exploration efforts as we continue to strengthen our global portfolio.”

1 See also Kinross’ Annual Mineral Reserve and Mineral Resource Statement, estimated as at December 31, 2020, and explanatory notes starting at page 17.

p. 1 Kinross provides update on development projects and full-year 2020 exploration results

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Development projects

Tasiast 24k project

The Tasiast 24k project remains on budget and on schedule with Tasiast expected to increase throughput capacity to 21,000 t/d by the end of 2021, and then to 24,000 t/d by mid-2023. The project is now approximately 60% complete, with mechanical work on the processing plant and construction of the power plant both proceeding well.

Chulbatkan - Udinsk project

In 2020, drilling at the Chulbatkan license was focused within the Udinsk resource pit – the first project the Company expects to develop on the Chulbatkan license – with a total of more than 60,000 metres of infill drilling completed. The drilling program supported advancement of the Udinsk pre-feasibility study (PFS) and confirmed the layout of the Udinsk deposit within the larger Chulbatkan area. As a result of 2020 optimization and engineering work using a $1,600 per ounce gold price, approximately 259 Au koz. were added to measured and indicated resources and 94 Au koz. to inferred resources in 2020.

The Udinsk PFS commenced in partnership with a global EPCM firm with in-country experience and is expected to be completed in Q4 2021. The PFS will focus on an initial three-stage crush heap leach process flow and potential early works related to infrastructure, with the goal of fast-tracking construction. Kinross is targeting a declaration of mineral reserves at year-end following the expected completion of the PFS. The Company is also studying the viability of a power line connecting the project into the regional grid. First production at Udinsk is anticipated to occur in 2025.

On the larger Chulbatkan license, surface exploration activities such as soil geochemical sampling, induced polarization and magnetic and gravity geophysical surveys were carried out during 2020. These programs resulted in encouraging results which confirmed known targets and led to the discovery of new target areas, with new anomalies identified near the Udinsk resource pit to the northeast and southwest. As a result, the 2021 drilling program will prioritize the soil and geophysics anomalies as part of the first phase of the drilling program and is planned to be subsequently drilled for strike and depth extensions.

Kinross also acquired the land package surrounding the Chulbatkan license in 2020, which increased the total Chulbatkan license area from 120 km2 to approximately 450 km2 (see page 13, Appendix A: Figure 1 for Chulbatkan map). The Company is planning to commence greenfields exploration activities in 2021 in these new areas.

La Coipa Restart and Lobo-Marte

The La Coipa Restart project is progressing well, with pre-stripping starting in early January 2021 as scheduled, and first production remaining on-track for mid-2022. Camp refurbishments were completed in December 2020 and fleet refurbishments are more than half complete. The mobilization of the project management team and of the first major contractors for plant refurbishments have started on schedule.

Kinross added approximately 103 Au koz. and 3,266 Ag koz. in estimated mineral reserves at La Coipa primarily as a result of optimization of the Phase 7 mine plan. The Company also added approximately 206 Au koz. and 1,702 Ag koz. in estimated measured and indicated resources, mainly as a result of the change in gold price assumption for resources. Kinross continues to study opportunities to incorporate adjacent deposits with existing mineral reserves and resources into the La Coipa mine plan and potentially extend mine life.

At the Lobo-Marte project, the feasibility study continues to advance on schedule and is expected to be completed in Q4 2021. The Company is targeting production at Lobo-Marte to commence in 2027 following permitting and after the completion of mining at La Coipa, with construction potentially starting in 2025. Kinross continues to believe that Lobo-Marte has the potential to be a long-life, cornerstone asset with attractive costs.

p. 2 Kinross provides update on development projects and full-year 2020 exploration results

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Alaska projects

At the Fort Knox Gilmore project, the first gold ounces from the new Barnes Creek heap leach pad were poured in January 2021. Infrastructure and processing facilities for the project were completed on schedule and under budget, and the project was fully transferred to the Operations team.

Kinross made good progress advancing the Peak project after acquiring a 70% interest at the end of September 2020. A metallurgical and geotechnical drilling program has commenced, along with engineering and environmental studies for permitting. A close working relationship has also been established with the local Upper Tanana Athabascan Village of Tetlin. A scoping study is expected to be completed in Q2 2021 and a feasibility study is expected to be completed by the end of 2022, with a target for first production in 2024.

2020 Mineral Reserves and Mineral Resources update

(See also the Company’s detailed Annual Mineral Reserve and Mineral Resource Statement estimated as at December 31, 2020 and explanatory notes starting at page 17.)

In preparing the Company’s 2020 year-end mineral reserve and mineral resource estimates as of December 31, 2020, Kinross has maintained its gold price assumption of $1,200 per ounce for mineral reserves.

Given the sustained strong performance of the gold price over the past several years, and to better represent the strong potential of Kinross’ portfolio of drilled mineral inventories, Kinross has increased its gold price assumption for mineral resources to $1,600 per ounce2 from $1,400 per ounce. This change in gold price assumption is expected to have additional impacts on mineral resource estimates going forward as Kinross starts to tailor more of its pit shell plans to a $1,600 per ounce price assumption by conducting further exploration drilling, engineering and mine plan optimization studies across its global portfolio.

Kinross continues to prioritize quality high-margin, low-cost ounces in its portfolio, and maintained its fully-loaded costing methodology.

Kinross Gold Mineral Reserve and Mineral Resource estimates[1,3]
	2019 (Au koz)	Acquisitions (Au koz)	Depletion (Au koz)	Exploration (Au koz)	Engineering (Au koz)	2020 (Au koz)
Proven and Probable Reserves	24,327	-	(3,059)	706	8,011	29,988
Measured and Indicated Resources	35,508	846	(39)	1,905	(5,785)	32,438
Inferred Resources	5,866	81	(54)	1,080	2,006	8,980

Proven and Probable Mineral Reserves

Kinross’ total proven and probable gold reserve estimate increased by 23% to 30.0 million Au oz. at year-end 2020 compared with 24.3 million Au oz. at year-end 2019. The significant net year-over-year increase of 5.7 million Au oz. after depletion was mainly due to additions in Chile at the Lobo-Marte and La Coipa projects, and at Chirano,

2 The mineral resource estimates for the Gil deposit at Fort Knox and Peak project assume a $1,400 per ounce gold price, with Peak’s estimates based on the 2018 preliminary economic assessment. Gil includes 533 Au koz. in estimated measured and indicated resources and 63 Au koz. in estimated inferred resources. Peak includes 846 Au koz. in estimated measured and indicated resources and 81 Au koz. in estimated inferred resources (Kinross’ 70% share).

3 Rounding of values to the 000s may result in apparent discrepancies.

p. 3 Kinross provides update on development projects and full-year 2020 exploration results

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

which extended mine life by three years to 2025. Additions to estimated mineral reserves at Kupol and Paracatu largely offset depletion and extended mine life by one year at both mines. Highlights of the Company’s net estimated mineral reserve additions include:

•	6.4 million Au oz. addition at Lobo-Marte after the project PFS was completed in July 2020
•	446 Au koz. net addition at Chirano after depletion as a result of exploration and mine plan optimization success, extending mine life to 2025
•	103 Au koz. addition at La Coipa mainly due to optimization of the mine plan

At Kupol, an addition of 345 Au koz. to mineral reserves was mainly the result of exploration success, which largely offset depletion and extended mine life by one year to 2025. At Paracatu, an addition of 911 Au koz. to mineral reserves before depletion was a result of mine plan optimization and additional engineering that extended mine life one year to 2032 at the long-life, cornerstone asset.

Kinross’ total proven and probable silver reserve estimate increased to 59.2 million Ag oz. at year-end 2020, compared with 55.7 million Ag oz. at year-end 2019. The increase was mainly due to a 3.3 million Ag oz. reserve addition at La Coipa. Kupol also added 4.0 million Ag oz. during the year, more than offsetting depletion of 3.4 million Ag oz. Silver price assumption for estimated reserves remained at $17 per ounce.

Measured and Indicated Mineral Resources

Kinross’ total estimated measured and indicated gold resources at year-end 2020 were 32.4 million Au oz. compared with 35.5 million Au oz. at year-end 2019. The decrease was mainly due to conversions of mineral resources to mineral reserves at Lobo-Marte and Paracatu, partly offset by the addition of the Peak project.

The Company’s change in gold price assumption to $1,600 per ounce from $1,400 per ounce in estimating its mineral resources, along with optimized resource pits, contributed to year-over-year increases at Maricunga, Round Mountain, Fort Knox, La Coipa and Chulbatkan. The acquisition of Peak also contributed to indicated resource additions.

Kinross’ total estimated measured and indicated silver resources increased by 4.3 million Ag oz. to 39.2 million Ag oz. at year-end 2020, mainly as a result of the acquisition of the Peak project, and additions at La Coipa. Silver price assumption for estimated resources remained at $20 per ounce.

Inferred Mineral Resources

Kinross’ total estimated inferred gold resources at year-end 2020 increased 53% to 9.0 million Au oz. from 5.9 million Au oz. at year-end 2019. The 3.1 million Au oz. net increase was primarily due to the change in the gold price assumption and exploration success, which resulted in increases at Maricunga, Round Mountain, Fort Knox, Paracatu, Chulbatkan and the Curlew Basin exploration project at Kettle River. Engineering changes at Paracatu, Maricunga, Fort Knox and Chulbatkan also contributed to the overall increase in estimated inferred resources.

Exploration update

The Company’s exploration efforts continued to focus within the footprint of existing mines during 2020, with a total of more than 135,000 metres of drilling completed for brownfields projects. While the coronavirus pandemic affected surface drilling at Kupol, underground drilling was not impacted and returned strong results. Drilling programs at Chirano and at the Company’s Americas sites were not materially impacted by COVID-19. Highlights of the 2020 brownfields exploration program include significant results at Kupol and Chirano, which contributed to the extension of mine life for one year to 2025 at Kupol, and three years to 2025 at Chirano, with opportunities for further mine life extensions at both operations.

Exploration efforts and engineering optimization added a total of approximately 8.7 million Au oz. in estimated mineral reserves before depletion in 2020.

•	Kupol-Dvoinoye: A total of 409 Au koz. were added to estimated mineral reserves which largely offset depletion. Drilling, which tested targets at depth, and at the South and North extensions of the Kupol main vein

p. 4 Kinross provides update on development projects and full-year 2020 exploration results

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

system, yielded positive results. Drill intercepts continue to confirm high-grade, narrow-vein mineralization extending northwards and at depth below the Kupol mine workings (see page 13, Appendix A: Figure 2 for Kupol long section). As a result of continued exploration success at Kupol and engineering optimization work at Dvoinoye, scheduled mill production at Kupol has been extended by another year to 2025, with further opportunities for additional extensions.

The regional exploration program planned around the Kupol and Dvoinoye KSP (Kupol Synergy Zone of Influence project) areas was impacted by COVID-19 during the year. The majority of the KSP program, which is targeting the 130 km radius around Kupol based on an economic trucking distance to the mill, was deferred to 2021 (see page 13, Appendix A: Figure 3 for KSP map).

•	Chirano: Near-mine exploration activities, which included 52,600 metres of drilling in 2020, continued to focus on resource conversion and mine life extension. Exploration and engineering success added 660 Au koz. to its mineral reserve estimates before depletion, which resulted in a three-year mine life extension to 2025, with opportunities for further extensions (see page 13, Appendix A: Figure 4 for long section of Chirano).

For 2021, the exploration budget (brownfields and greenfields) was increased to $120 million compared with $90 million in 2020. The increase is largely due to programs that will follow up on 2020’s exploration success and the acquisition of advanced exploration properties such as the 1,214 km2 Kayenmyvaam license in Russia, which is largely within the KSP, and the Peak development project in Alaska.

•	Kupol-Dvoinoye: Kinross expects to spend up to $24 million in 2021 to explore targets within the KSP, including the promising Kayenmyvaam license and the Kavralyanskaya license, which the Company received permits to explore in 2020. These targets, together with deferred work on numerous prospective tenements in the KSP, will continue to be a focus for 2021 (see page 13, Appendix A: Figure 3 for KSP map).

•	Kupol Minex: During 2020, near-mine exploration activities identified the southern extension of the Vtoriy target and the main Kupol strike. Surface drilling intersected high grades from both Vtoriy and the Kupol trend, which could potentially be a significant extension off the Kupol strike that is untested to the south. The Company is expected to continue studying the North Extension of the Kupol vein system beyond the Northeast Extension into Zone 42, where drilling continued to intercept narrow, high-grade veins (see page 13, Appendix A: Figure 2 for Kupol long section).

•	Chirano: The Company is increasing exploration spending at Chirano to $12 million in 2021 to drill depth extensions at Obra, Akwaaba, Suraw and Tano. The budget includes the construction of an exploration decline to drill the northerly plunge extensions of the Obra high grade shoot from underground. In addition to the underground drilling program, plans include continuing to explore for open pit mining material near the Mamnao open pit operation. The Company is targeting conversion of a significant portion of estimated mineral resources to mineral reserves in 2021 and 2022 from Obra, Akwaaba, Suraw, Tano and Mamnao (see page 13, Appendix A: Figure 4 for long section of Chirano).

•	Bald Mountain: Kinross expects to spend $6.5 million at Bald Mountain in 2021 with an increased focus on drill testing targets identified in 2020 to explore for both intrusive-related and sediment-hosted type deposits that can be potentially converted to mineral resources in subsequent years. Near-mine targets in the North area of Bald Mountain – such as Duke, Galaxy, Bida and Royale – are expected to be explored during 2021.

•	Round Mountain: A large portion of the $6 million budget allocated for Round Mountain in 2021 is expected to focus on drilling the Phase X deposit. One part of the program plans to continue defining the narrow structurally controlled high-grade vein at the upper portions of Phase X that was identified in 2020. In addition, drilling is expected to test along-strike and down-dip extents of the mineralized structures with the goal of delineating high-grade material for potential underground mining.

•	Fort Knox: Kinross is budgeting $5.5 million at Fort Knox, with the goal of converting mineral resources to mineral reserves at Gil-Sourdough and to continue to explore the western extension of Gilmore. The Company also expects to explore the newly-acquired Peak property to advance drill targets near the vicinity of the expected Peak pit area.

p. 5 Kinross provides update on development projects and full-year 2020 exploration results

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

A more detailed summary of the 2020 highlights is presented below. Additional details may be found in the Appendices.

“Appendix A” provides illustrations, captions, and accompanying explanatory notes, and “Appendix B” provides complete drilling results and drill hole location data corresponding to the values below.

Appendix A: Refer to page 13 of this news release.

Appendix B: Full drill results https://www.kinross.com/exploration-drill-results-Appendix-B-Q4-YE-2020

Kupol - Dvoinoye

The Kupol Minex exploration program, along with Dvoinoye exploration, successfully added 409 Au koz. to estimated mineral reserves in 2020, largely replacing depletion for the second consecutive year and adding one year of mine life at Kupol to 2025. This addition is the largest at Kupol since 2014, with major portions delineated from the Kupol Deeps and the North Extension of the Kupol main vein. Additions were also realized from Zone 37 West, Moroshka South and Providence.

Six underground and two surface drill rigs continue to operate at Kupol with the goal of delineating inferred resources and upgrading mineral resources to reserves. Significant results received from late 2020 drilling have delineated substantial mineralization that was previously unrecognized at the southern extension of the Kupol ore body, which the Company expects to continue exploring in 2021 from both surface and underground (see page 13, Appendix A: Figure 2 for Kupol long section).

The 2020 regional exploration program within the KSP area was impacted by the COVID-19 pandemic, and most of the exploration planned in 2020 was deferred to 2021. Notwithstanding this impact, a total of 33,200 metres of drilling was completed during 2020, with activities also focused on preparations for 2021, including the logistical coordination of remote camps for both the Kavralyanskaya and Kayenmyvaam project areas. These two areas are expected to be the priority for the KSP exploration drilling program this year, with the initial exploration program at Kayenmyvaam expected to focus on target generation from geochemical and geophysical mapping activities (see page 13, Appendix A: Figure 3 for KSP map).

Kupol Mining Licence and Kupol West Property significant down-hole drill intercepts

Hole ID	From	To	Interval (m)	Au (g/t)	Ag (g/t)
KP20-1613	90.6	91	0.4	1,000.0	2,000.0
KP20-1613	89.6	90.6	1.0	290.9	2,000.0
KP20-1620	131.6	132.6	1.0	30.8	366.3
KP20-1621	140.7	141.1	0.4	30.3	175.6
KP20-1620	134.2	134.9	0.7	16.9	419.8
KP20-1621	144.1	145.1	1.0	10.4	51.2
KP20-1620	132.6	133.2	0.6	12.1	157.1

For full drill results and explanatory notes, see Appendix B.

Kupol Mineral Reserve and Mineral Resource estimates – GOLD[1,3]
	2019 (Au koz)	Depletion (Au koz)	Exploration & Engineering (Au koz)	2020 (Au koz)
Proven and Probable Reserves	1,353	(383)	345	1,314
Measured and Indicated Resources	496	-	5	500
Inferred Resources	489	-	(217)	272

p. 6 Kinross provides update on development projects and full-year 2020 exploration results

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Dvoinoye Mineral Reserve and Mineral Resource estimates – GOLD[1,3]
	2019 (Au koz)	Depletion (Au koz)	Exploration & Engineering (Au koz)	2020 (Au koz)
Proven and Probable Reserves	336	(178)	64	223
Measured and Indicated Resources	15	-	4	20
Inferred Resources	43	-	3	45

Chirano

The 2020 near-mine exploration activities at Chirano continued to focus on resource conversions and mine life extension (see page 13, Appendix A: Figure 3 for long section of Chirano). A total of 52,500 metres of drilling was completed in 2020 resulting in a net reserve increase of 446 Au koz. after depletion and a three-year mine life extension to 2025. In addition, the Company is targeting a significant portion of estimated mineral resources for potential conversion to mineral reserves in 2021 and 2022 from Obra, Akwaaba, Suraw, Tano and Mamnao.

In 2020, drilling at Obra continued to demonstrate the potential for underground mining and the continuity of a high-grade shoot that was first encountered in 2019. As a result of these encouraging results, Kinross plans to construct an exploration decline in 2021 in order to drill the northerly plunge extensions of the high-grade shoot from underground.

The 2020 Akwaaba drilling program focused on testing the potential of further resource extensions beneath the current base of mineral reserves and probe up-plunge to test for continuity in the Akwaaba upper hanging wall shoot. Results confirmed and added to mineral reserves four mining levels in areas 100 metres below the 2019 mineral reserve depth, with mineralized extensions to the south within favourable lithologies.

A new near-surface mineralized structure was also identified to the immediate west and parallel to the Mamnao pit over a strike length of approximately 350 metres. The drilling and mapping has demonstrated near oxide surface potential with indications for future expansions of multiple sub-parallel structures and possible mineral reserve additions.

Chirano Mineral Reserve and Mineral Resource estimates[1,3]
	2019 (Au koz)	Depletion (Au koz)	Exploration & Engineering (Au koz)	2020 (Au koz)
Proven and Probable Reserves	528	(215)	660	974
Measured and Indicated Resources	924	(7)	(288)	628
Inferred Resources	443	-	(67)	376

p. 7 Kinross provides update on development projects and full-year 2020 exploration results

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Chirano significant down-hole drill intercepts

Hole ID	From	To	Interval (m)	True Width (m)	Au (g/t)
CHRC2844D	528.0	566.5	38.5	31.5	3.2
including	543.5	566.5	23.0	18.8	4.5
CHRC2911D	442.0	503.7	61.7	42.5	1.9
including	463.6	471.0	7.5	5.2	4.1
CHRC2913D	407.4	449.6	42.2	34.0	2.8
including	411.4	438.0	26.7	21.5	3.3
CHRC2886D	631.6	642.9	11.3	10.0	9.8
including	631.6	637.0	5.4	4.8	15.6
CHRC2927D	550.8	587.0	36.3	27.5	2.8
including	557.9	561.0	3.1	2.2	9.6
CHDD2929UG	203.8	216.9	13.1	9.50	7.6

For full drill results and explanatory notes, see Appendix B.

Bald Mountain

Exploration activities focused on near-mine and generative targets in 2020 and a total of approximately 19,700 metres of drilling was completed. At year-end, approximately 50% of depleted reserves were replaced through exploration and engineering optimization work. Drilling focused in the North area where encouraging drill results were received in the area between Duke and Duke South, (17.9 metres @ 1.4 g/t Au). At Bida, thick sections of mineralized rock were intersected in four holes to the east of the resource (82 metres @ 0.4g/t Au).

Generative exploration drill-tested 14 target areas along with fieldwork on an additional five targets to define future drilling. Encouraging results at Wino (57 metres @ 0.31 g/t Au and 27 metres @ 0.34 g/t Au) were received in zones of intrusive-related mineralization in the southern portion of the Numbers deposit in the North area. At West Mooney, drilling intercepted gold-bearing silicified breccia hosted in volcanic rocks. The program for 2021 plans to continue exploring these generative targets in the North area.

Bald Mountain significant down-hole drill intercepts

Hole ID	From	To	Interval (m)	Au (g/t)
RB20-002	169.2	182.9	13.7	5.4
WR20-013	21.3	48.8	27.4	2.1
WP20-020	83.8	109.7	25.9	1.9
B20-008	91.4	167.6	76.2	0.6
WP20-021	56.4	94.5	38.1	1.1
BD20-009	128.0	210.6	82.6	0.4
B20-010	184.4	253.0	68.6	0.4
B20-007	114.3	181.4	67.1	0.4
GXD20-002	83.1	106.7	23.6	1.2
RBD19-019	111.0	132.4	21.5	1.2

For full drill results and explanatory notes, see Appendix B.

p. 8 Kinross provides update on development projects and full-year 2020 exploration results

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Bald Mountain Mineral Reserve and Mineral Resource estimates[1,3]
	2019 (Au koz)	Depletion (Au koz)	Exploration & Engineering (Au koz)	2020 (Au koz)
Proven and Probable Reserves	1,277	(269)	135	1,143
Measured and Indicated Resources	3,862	(20)	(251)	3,592
Inferred Resources	808	(2)	(112)	695

Fort Knox

Exploration efforts at Fort Knox focused on the satellite Gil-Sourdough deposit, located 13 kilometres east of Fort Knox, with continued drilling in the western and eastern resource areas of the Fort Knox mine. Generative exploration carried out in 2020 tested targets within the northeast of the Fort Knox land area. A total of approximately 8,500 metres of drilling was completed in 2020.

Along the Northwest Bulge area, drilling was designed to delineate granite contact and to test for continuity of the Dandelion ore-shears. Drilling, pit optimization and the increase in the resource gold price assumption added 563 Au koz. to Kinross’ estimated measured and indicated mineral resources and a net increase of 283 Au koz. to its estimated inferred mineral resource, with a large portion attributed to the increase in gold price assumption used in the evaluation.

At Gil-Sourdough, the 2020 program sought to convert and upgrade inferred resources to reserves within the scoping-level pit design, and to focus on the conversion of mineral resources to mineral reserves in the West North Gil extension zone. Resource estimation using the new drill data is expected to be completed during the first half of 2021.

In 2021, exploration will focus on extending the Gil-Sourdough deposit, and assessing targets in the northeast of the district and beyond.

Fort Knox significant down-hole drill intercepts

Hole ID	From	To	Interval (m)	Au (g/t)
FFC20-1805	121.9	125.0	3.0	23.1
GC20-760	21.3	29.1	7.8	7.1
including	25.9	27.4	1.5	12.5
including	27.4	29.1	1.7	18.5
GR20-779	57.9	67.1	9.1	3.5
including	64.0	67.1	3.0	6.7
GR20-797	15.2	24.4	9.1	3.3
including	15.2	16.8	1.5	8.9

For full drill results and explanatory notes, see Appendix B.

p. 9 Kinross provides update on development projects and full-year 2020 exploration results

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Fort Knox Mineral Reserve and Mineral Resource estimates[1,3]
	2019 (Au koz)	Depletion (Au koz)	Exploration & Engineering (Au koz)	2020 (Au koz)
Proven and Probable Reserves	2,801	(321)	(10)	2,471
Measured and Indicated Resources	2,026	-	563	2,589
Inferred Resources	774	(47)	330	1,057

Curlew Basin Exploration Project (Kettle River)

The Curlew Basin Exploration (CBX) Project, which is located approximately 35 kilometres north of the Kettle River mill, continued to advance a three-year, multi-stage program to explore high-margin ounces for the potential future development on an existing mineral resource. The CBX Project involves dewatering, rehab, and exploration drift development for 15,000 metres of underground drilling with the goal of discovering new zones of mineralization, extend known mineralization, and provide critical infill on an existing mineral resource.

In 2020, approximately 5,100 metres were drilled over eight target areas in the Curlew district. Underground drilling led to the discovery of the Galaxie Vein (2.3 metres @ 5.87g/t Au) and surface drilling provided high-grade vein extensions at the Marlin target (0.4 metres @ 38 g/t Au, 1.0 metres @ 11.27g/t Au). The K2 deep vein structure was extended along strike by approximately 300 metres and a 50-metre dip extension. Drilling and preliminary engineering work added 292 Au koz. to the Company’s estimated inferred resources in 2020.

Curlew Basin Project significant down-hole drill intercepts

Hole ID	From	To	Interval (m)	True Width (m)	Au (g/t)
1047	234.8	242.4	7.6	2.5	5.9
including	238.0	239.0	1.0	0.3	13.3
1047	264.6	272.1	7.6	2.8	6.0
including	266.2	267.2	1.0	0.4	32.5
1048	16.6	22.3	5.7	4.1	3.8
1048	31.0	34.4	3.4	2.8	5.1
including	33.3	33.8	0.5	0.5	15.9
1051	267.4	271.1	3.7	3.1	5.4
1052	145.9	146.8	0.9	0.5	17.6
1052	226.7	227.4	0.6	0.3	38.0

For full drill results and explanatory notes, see Appendix B.

Kettle River Mineral Resource Estimates[1,3]
	2019 (Au koz)	Depletion (Au koz)	Exploration & Engineering (Au koz)	2020 (Au koz)
Measured and Indicated Resources	162	-	74	236
Inferred Resources	85	-	292	378

p. 10 Kinross provides update on development projects and full-year 2020 exploration results

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Round Mountain

A total of 11,500 metres of drilling was completed over four target areas – Phase X, the northeast end of the pit, Atlas (south Caldera rim), and Gold Hill – during 2020. Phase X drilling confirmed the continuity of mineralized structures. Most of the mineral resource additions in 2020 were the result of an increase in the gold price assumption used in the engineering optimization.

In 2021, the exploration program will be focused on testing extensions at Phase X and beyond, with the goal of optimizing a potential pit shell design. The program is also expected to continue exploration drilling at Gold Hill and exploring other near-mine targets, and conducting regional exploration work.

Round Mountain significant down-hole drill intercepts

Hole ID	From	To	Interval (m)	Au (g/t)
D-1106	474.0	562.4	88.4	3.2
including	474.0	499.9	25.9	4.9
D-1106	509.0	512.1	3.0	9.6
D-1106	539.5	547.1	7.6	6.6
D-1102	131.1	144.8	13.7	0.5
and	208.8	265.2	56.4	1.9
including	211.8	213.4	1.5	26.7
D-1108	562.4	563.0	0.6	151.0
D-1107	373.4	426.7	53.3	1.5
and	623.3	643.1	19.8	4.5

For full drill results and explanatory notes, see Appendix B.

Round Mountain Mineral Reserve and Mineral Resource estimates[1,3]
	2019 (Au koz)	Depletion (Au koz)	Exploration & Engineering (Au koz)	2020 (Au koz)
Proven and Probable Reserves	2,421	(288)	112	2,245
Measured and Indicated Resources	2,834	-	900	3,734
Inferred Resources	1,072	(5)	496	1,563

Greenfields exploration update

In 2020, Kinross greenfields exploration program focused on targets in Nevada, the Abitibi region in Quebec and Ontario, Manitoba, areas of Eastern Russia, and northern Finland’s greenstone belts. Approximately 35,000 metres of drilling was completed on 12 greenfields projects, the majority of which are in North America.

In North America, Kinross explored projects in both joint venture (JV) and 100%-owned Kinross claims. Kinross and its JV partners undertook geochemical sampling, ground and airborne geophysical surveys and drilling programs. At several projects, exploration work identified indications of mineralization and generated prospective targets, with first and second phase drilling programs completed in 2020. The Company and its JV partners have also identified new opportunities in Nevada, Ontario, Manitoba, Far East Russia and Finland, and are reviewing potential drilling programs at these projects for 2021.

p. 11 Kinross provides update on development projects and full-year 2020 exploration results

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

In Canada, exploration focused on properties which are under JV agreements and where Kinross is the operator, including, the Van Horne property in Ontario and the Laguna, Laguna North, and Berry Creek properties in Manitoba. Exploration work is expected to continue in 2021 after encouraging results in 2020.

Kinross’ greenfields exploration strategy continues to focus on strategic investments and partnerships with high-quality junior exploration companies to pursue high-margin deposits and opportunities. Kinross also focuses on fostering relationships with management teams that have a successful track record of discovery and maintaining a solid pipeline of quality targets that demonstrate scope and scale for significant discovery.

Conference call details

In connection with this news release, Kinross will hold a conference call and audio webcast on Thursday, February 11, 2021 at 8 a.m. ET to discuss the results, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – +1 (833) 968-2237; Passcode: 9694745

Outside of Canada & US – +1 (825) 312-2059; Passcode: 9694745

Replay (available up to 14 days after the call):

Canada & US toll-free – +1 (800) 585-8367; Passcode: 9694745

Outside of Canada & US – +1 (416) 621-4642; Passcode: 9694745

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on our website at www.kinross.com.

This release should be read in conjunction with Kinross’ 2020 year-end Financial Statements and Management’s Discussion and Analysis report at www.kinross.com. Kinross’ 2020 year-end Financial Statements and Management’s Discussion and Analysis have been filed with Canadian securities regulators (available at www.sedar.com) and furnished with the U.S. Securities and Exchange Commission (available at www.sec.gov). Kinross shareholders may obtain a copy of the financial statements free of charge upon request to the Company.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Our focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Vice-President, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations

phone: 416-365-3390

tom.elliott@kinross.com

p. 12 Kinross provides update on development projects and full-year 2020 exploration results

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

APPENDIX A

Refer to Appendix B for detailed drill results, available at: https://www.kinross.com/exploration-drill-results-Appendix-B-Q4-YE-2020

Chulbatkan - Udinsk

Figure 1. Map of Udinsk development project, the first project Kinross expects to develop on the larger Chulbatkan license. The inner blue outline was the original license area prior to Kinross’ acquisition of the larger surrounding area, which is outlined by the outer blue line. The total Chulbatkan license now totals 450 km2.

Kupol

p. 13 Kinross provides update on development projects and full-year 2020 exploration results

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Figure 2. Long section of Kupol shows known mineralization and minex growth since 2016.

p. 14 Kinross provides update on development projects and full-year 2020 exploration results

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Kupol-Dvoinoye KSP

Figure 3. Map of KSP program area, which is targeting the 130 km radius around Kupol based on an economic trucking distance to the mill. Exploration on the promising Kayenmyvaam and the Kavralyanskaya licenses will be a focus in 2021.

p. 15 Kinross provides update on development projects and full-year 2020 exploration results

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Chirano

Figure 4. Chirano exploration growth from 2015 to 2020, with areas of significant growth outlined. A total of 52,500 metres of drilling was completed in 2020 resulting in a net reserve increase of 446 Au koz. after depletion and a three-year mine life extension to 2025. In addition, the Company is targeting a significant portion of estimated mineral resources for potential conversion to mineral reserves in 2021 and 2022 from Obra, Akwaaba, Suraw, Tano and Mamnao.

p. 16 Kinross provides update on development projects and full-year 2020 exploration results

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

2020 Annual Mineral Reserve and Resource Statement

Proven and Probable Mineral Reserves

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												GOLD
PROVEN AND PROBABLE MINERAL RESERVES (1,2,3,4,5,6)
Kinross Gold Corporation's Share at December 31, 2020
Property		Location	Kinross	Proven			Probable			Proven and Probable
			Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Bald Mountain		USA	100.0%	-	-	-	58,647	0.6	1,143	58,647	0.6	1,143
Fort Knox		USA	100.0%	36,440	0.4	425	193,575	0.3	2,046	230,015	0.3	2,471
Round Mountain	[7]	USA	100.0%	4,979	0.5	81	84,189	0.8	2,164	89,168	0.8	2,245
SUBTOTAL				41,419	0.4	506	336,411	0.5	5,353	377,830	0.5	5,859

SOUTH AMERICA
La Coipa	[8]	Chile	100.0%	370	0.5	5	16,969	1.6	866	17,339	1.6	871
Lobo-Marte		Chile	100.0%	-	-	-	146,771	1.4	6,394	146,771	1.4	6,394
Paracatu		Brazil	100.0%	519,250	0.4	7,221	72,309	0.3	802	591,559	0.4	8,023
SUBTOTAL				519,620	0.4	7,226	236,049	1.1	8,062	755,669	0.6	15,288

AFRICA
Chirano		Ghana	90.0%	5,775	1.7	314	9,926	2.1	660	15,701	1.9	974
Tasiast		Mauritania	100.0%	44,810	1.2	1,797	66,664	2.1	4,533	111,474	1.8	6,330
SUBTOTAL				50,585	1.3	2,111	76,590	2.1	5,193	127,175	1.8	7,304

RUSSIA
Dvoinoye		Russia	100.0%	1,275	4.1	167	149	11.7	56	1,424	4.9	223
Kupol		Russia	100.0%	794	10.1	257	4,938	6.7	1,057	5,732	7.1	1,314
SUBTOTAL				2,069	6.4	424	5,087	6.8	1,113	7,156	6.7	1,537

TOTAL GOLD				613,693	0.5	10,267	654,137	0.9	19,721	1,267,830	0.7	29,988

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												SILVER
PROVEN AND PROBABLE MINERAL RESERVES (1,2,3,4,5,6)
Kinross Gold Corporation's Share at December 31, 2020
Property		Location	Kinross	Proven			Probable			Proven and Probable
			Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Round Mountain	[7]	USA	100.0%	-	-	-	6,945	6.3	1,414	6,945	6.3	1,414
SUBTOTAL				-	-	-	6,945	6.3	1,414	6,945	6.3	1,414

SOUTH AMERICA
La Coipa	[8]	Chile	100.0%	370	56.7	675	16,969	73.7	40,196	17,339	73.3	40,871
SUBTOTAL				370	56.7	675	16,969	73.7	40,196	17,339	73.3	40,871

RUSSIA
Dvoinoye		Russia	100.0%	1,275	8.1	332	149	33.4	160	1,424	10.8	492
Kupol		Russia	100.0%	794	101.5	2,590	4,938	87.1	13,835	5,732	89.1	16,425
SUBTOTAL				2,069	43.9	2,922	5,087	85.6	13,995	7,156	73.5	16,917

TOTAL SILVER				2,439	45.9	3,597	29,001	59.6	55,605	31,440	58.6	59,202

See page 20 of this news release for details of the footnotes referenced within the table above.

p. 17 Kinross provides update on development projects and full-year 2020 exploration results

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Measured and Indicated Mineral Resources

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												GOLD
MEASURED AND INDICATED MINERAL RESOURCES (EXCLUDES PROVEN AND PROBABLE MINERAL RESERVES) (2,3,4,5,6,9,10,11)
Kinross Gold Corporation's Share at December 31, 2020
Property		Location	Kinross	Measured			Indicated			Measured and Indicated
			Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Bald Mountain		USA	100.0%	9,150	0.8	233	197,315	0.5	3,359	206,465	0.5	3,592
Fort Knox		USA	100.0%	13,496	0.2	103	253,524	0.3	2,486	267,020	0.3	2,589
Kettle River		USA	100.0%	-	-	-	1,133	6.5	236	1,133	6.5	236
Peak Gold	[12]	USA	70.0%	331	6.4	68	6,110	4.0	778	6,441	4.1	846
Round Mountain	[7]	USA	100.0%	-	-	-	173,376	0.7	3,734	173,376	0.7	3,734
SUBTOTAL				22,977	0.5	404	631,458	0.5	10,593	654,435	0.5	10,997

SOUTH AMERICA
La Coipa	[8]	Chile	100.0%	4,030	1.8	235	18,205	1.6	926	22,235	1.6	1,161
Lobo-Marte		Chile	100.0%	-	-	-	98,925	0.7	2,167	98,925	0.7	2,167
Maricunga		Chile	100.0%	35,555	0.8	905	312,171	0.6	6,166	347,726	0.6	7,071
Paracatu		Brazil	100.0%	138,606	0.3	1,225	170,464	0.3	1,749	309,070	0.3	2,974
SUBTOTAL				178,191	0.4	2,365	599,765	0.6	11,008	777,956	0.5	13,373

AFRICA
Chirano		Ghana	90.0%	4,667	1.8	269	7,171	1.6	359	11,838	1.7	628
Tasiast		Mauritania	100.0%	4,826	0.7	109	70,445	1.2	2,644	75,271	1.1	2,753
SUBTOTAL				9,493	1.2	378	77,616	1.2	3,003	87,109	1.2	3,381

RUSSIA
Chulbatkan	[13]	Russia	100.0%	-	-	-	105,708	1.2	4,167	105,708	1.2	4,167
Dvoinoye		Russia	100.0%	3	5.9	1	57	10.4	19	60	10.1	20
Kupol		Russia	100.0%	279	11.4	102	1,575	7.9	398	1,854	8.4	500
SUBTOTAL				282	11.4	103	107,340	1.3	4,584	107,622	1.4	4,687

TOTAL GOLD				210,943	0.5	3,250	1,416,179	0.6	29,188	1,627,122	0.6	32,438

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												SILVER
MEASURED AND INDICATED MINERAL RESOURCES (EXCLUDES PROVEN AND PROBABLE MINERAL RESERVES) (2,3,4,5,6,9,10,11)
Kinross Gold Corporation's Share at December 31, 2020
Property		Location	Kinross	Measured			Indicated			Measured and Indicated
			Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Peak Gold	[12]	USA	70.0%	331	16.7	178	6,110	14.1	2,762	6,441	14.2	2,940
Round Mountain	[7]	USA	100.0%	-	-	-	4,707	8.3	1,254	4,707	8.3	1,254
SUBTOTAL				331	16.7	178	10,817	11.5	4,016	11,148	11.7	4,194

SOUTH AMERICA
La Coipa	[8]	Chile	100.0%	4,030	29.9	3,880	18,205	42.4	24,824	22,235	40.2	28,704
SUBTOTAL				4,030	29.9	3,880	18,205	42.4	24,824	22,235	40.2	28,704

RUSSIA
Dvoinoye		Russia	100.0%	3	6.1	1	57	21.2	39	60	20.3	40
Kupol		Russia	100.0%	279	139.9	1,255	1,575	97.9	4,959	1,854	104.2	6,214
SUBTOTAL				282	138.3	1,256	1,632	95.2	4,998	1,914	101.6	6,254

TOTAL SILVER				4,643	35.6	5,314	30,654	34.3	33,838	35,297	34.5	39,152

See page 20 of this news release for details of the footnotes referenced within the table above.

p. 18 Kinross provides update on development projects and full-year 2020 exploration results

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Inferred Mineral Resources

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT						GOLD
INFERRED MINERAL RESOURCES (2,3,4,5,6,9,10,11)
Kinross Gold Corporation's Share at December 31, 2020
Property		Location	Kinross	Inferred
			Interest	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)
NORTH AMERICA
Bald Mountain		USA	100.0%	47,776	0.5	695
Fort Knox		USA	100.0%	128,115	0.3	1,057
Kettle River		USA	100.0%	1,816	6.5	378
Peak Gold	[12]	USA	70.0%	941	2.7	81
Round Mountain	[7]	USA	100.0%	96,437	0.5	1,563
SUBTOTAL				275,085	0.4	3,774

SOUTH AMERICA
La Coipa	[8]	Chile	100.0%	2,668	1.3	108
Lobo-Marte		Chile	100.0%	13,974	0.6	269
Maricunga		Chile	100.0%	153,276	0.6	2,782
Paracatu		Brazil	100.0%	91,262	0.3	914
SUBTOTAL				261,180	0.5	4,073

AFRICA
Chirano		Ghana	90.0%	5,695	2.1	376
Tasiast		Mauritania	100.0%	4,392	1.9	267
SUBTOTAL				10,087	2.0	643

RUSSIA
Chulbatkan	[13]	Russia	100.0%	6,022	0.9	173
Dvoinoye		Russia	100.0%	58	24.1	45
Kupol		Russia	100.0%	1,052	8.0	272
SUBTOTAL				7,132	2.1	490

TOTAL GOLD				553,484	0.5	8,980

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT						SILVER
INFERRED MINERAL RESOURCES (2,3,4,5,6,9,10,11)
Kinross Gold Corporation's Share at December 31, 2020
Property		Location	Kinross	Inferred
			Interest	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)
NORTH AMERICA
Peak Gold	[12]	USA	70.0%	941	16.1	486
Round Mountain	[7]	USA	100.0%	490	3.6	57
SUBTOTAL				1,431	11.8	543

SOUTH AMERICA
La Coipa	[8]	Chile	100.0%	2,668	35.4	3,036
SUBTOTAL				2,668	35.4	3,036

RUSSIA
Dvoinoye		Russia	100.0%	58	22.7	43
Kupol		Russia	100.0%	1,052	148.4	5,020
SUBTOTAL				1,110	141.8	5,063

TOTAL SILVER				5,209	51.6	8,642

See page 20 of this news release for details of the footnotes referenced within the table above.

p. 19 Kinross provides update on development projects and full-year 2020 exploration results

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Mineral Reserve and Mineral Resource Statement Notes

(1) Unless otherwise noted, the Company’s mineral reserves are estimated using appropriate cut-off grades based on an assumed gold price of $1,200 per ounce and a silver price of $17.00 per ounce. Mineral reserves are estimated using appropriate process recoveries, operating costs and mine plans that are unique to each property and include estimated allowances for dilution and mining recovery. Mineral reserve estimates are reported in contained units based on Kinross’ interest and are estimated based on the following foreign exchange rates:

Russian Rouble to United States Dollars: 60.00

Chilean Peso to United States Dollars: 725.00

Brazilian Real to United States Dollars: 3.75

Ghanaian Cedi to United States Dollars: 5.50

Mauritanian Ouguiya to United States Dollars: 35.00

(2) The Company’s mineral reserve and mineral resource estimates as at December 31, 2020 are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) “CIM Definition Standards - For Mineral Resources and Mineral Reserves" adopted by the CIM Council (as amended, the “CIM Definition Standards”) in accordance with the requirements of National Instrument 43-101 “Standards of Disclosure for Mineral Projects" (“NI 43-101”). Mineral reserve and mineral resource estimates reflect the Company's reasonable expectation that all necessary permits and approvals will be obtained and maintained.

(3) Cautionary note to U.S. Investors concerning estimates of mineral reserves and mineral resources. These estimates have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States’ securities laws. The terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Definition Standards. These definitions differ materially from the definitions in the United States Securities and Exchange Commission (“SEC”) SEC Industry Guide 7 under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101 and recognized by Canadian securities laws but are not defined terms under SEC Industry Guide 7. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be upgraded to SEC Industry Guide 7 mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever by upgraded to a higher category. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Securities Exchange Act of 1934 (“Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) and, commencing for registrants with their first fiscal year beginning on or after January 1, 2021, the SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to the SEC Modernization Rules which differ from the requirements of NI43-101 and the CIM Definition Standards. The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are “substantially similar” to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definitions. U.S. investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under the SEC Modernization Rules. U.S. investors are also cautioned that while the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under the Modernization Rules, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

For the above reasons, the mineral reserve and mineral resource estimates and related information in this AIF may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

(4) The Company's mineral resource and mineral reserve estimates were prepared under the supervision of and verified by Mr. John Sims, who is a qualified person as defined by NI 43-101. Mr. Sims was an officer of Kinross until December 31, 2020. Mr. Sims remains the Company’s qualified person as an outside consultant.

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Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

(5) The Company’s normal data verification procedures have been used in collecting, compiling, interpreting and processing the data used to estimate mineral reserves and mineral resources. Independent data verification has not been performed.

(6) Rounding of values to the 000s may result in apparent discrepancies.

(7) Round Mountain refers to the Round Mountain project, which includes the Round Mountain deposit and the Gold Hill deposit. The Round Mountain deposit does not contain silver and all silver resources at Round Mountain are contained exclusively within the Gold Hill deposit. Disclosure of gold mineral reserves and mineral resources reflect both the Round Mountain deposit and the Gold Hill deposit. Disclosure of silver mineral reserves and mineral resources reflect only Gold Hill deposit.

(8) Includes mineral resources and mineral reserves from the Puren deposit in which the Company holds a 65% interest; as well as mineral resources from the Catalina deposit, in which the Company holds a 75% interest.

(9) Mineral resources are exclusive of mineral reserves.

(10) Unless otherwise noted, the Company’s mineral resources are estimated using appropriate cut-off grades based on a gold price of $1,600 per ounce and a silver price of $20.00 per ounce. Foreign exchange rates for estimating mineral resources were the same as for mineral reserves. The mineral resource estimates for the Gil deposit at Fort Knox assume a $1,400 per ounce gold price. The mineral resource estimates for Peak Gold assume a $1,400 per ounce gold price and are based on the 2018 preliminary economic assessment.

(11) Mineral resources that are not mineral reserves do not have to demonstrate economic viability. Mineral resources are subject to infill drilling, permitting, mine planning, mining dilution and recovery losses, among other things, to be converted into mineral reserves. Due to the uncertainty associated with inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to indicated or measured mineral resources, including as a result of continued exploration.

(12) Peak Gold was acquired by Kinross effective September 30, 2020.

(13) Chulbatkan was acquired by Kinross effective January 16, 2020.

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Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Mineral Reserve and Mineral Resource Definitions

A ‘Mineral Resource’ is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

A ‘Mineral Reserve’ is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

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Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release, include, but are not limited to, those under the headings (or headings that include) “Development Projects”, “CEO Commentary”, “Exploration and Mineral Reserves and Resources update” and “2020 Mineral Reserves and Resources update”, “Exploration update” as well as statements with respect to our guidance for production, production costs of sales, all-in sustaining cost and capital expenditures; the schedules and budgets for the Company’s development projects; mine life; and continuous improvement initiatives, as well as references to other possible events, the future price of gold and silver, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining, currency fluctuations, capital requirements, project studies, mine life extensions, government regulation permit applications and conversions, restarting suspended or disrupted operations; environmental risks and proceedings; and resolution of pending litigation. The words “anticipated”, “estimates”, “expects”, “explore”, “forecast”, “focus”, “forward”, “goal”, “on budget”, “on schedule”, “on target”, “on track”, “opportunity”, “plan”, “potential”, “prioritize”, “schedule”, “target”, “upside” or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2020, and the Annual Information Form dated March 30, 2020 as well as: (1) there being no significant disruptions affecting the operations of the Company, whether due to extreme weather events (including, without limitation, excessive or lack of rainfall, in particular, the potential for further production curtailments at Paracatu resulting from insufficient rainfall and the operational challenges at Fort Knox and Bald Mountain resulting from excessive rainfall, which can impact costs and/or production) and other or related natural disasters, labour disruptions (including but not limited to strikes or workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides (in particular that the effects of the pit wall slides at Fort Knox and Round Mountain are consistent with the Company’s expectations) or otherwise; (2) permitting, development, operations and production from the Company’s operations and development projects being consistent with Kinross’ current expectations including, without limitation: the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the operation of Tasiast, and the development and operation of the 24k Project; operation of the SAG mill at Tasiast; land acquisitions and permitting for the construction and operation of the new tailings facility, water and power supply and continued operation of the tailings reprocessing facility at Paracatu; the Lobo-Marte project; commencement of production at the La Coipa project; approval of an enhanced mine plan at Fort Knox; in each case in a manner consistent with the Company’s expectations; and the successful completion of exploration consistent with the Company’s expectations at the Company’s projects, including Kupol and Chirano; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of any political tensions and uncertainty in the Russian Federation or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws, and potential power rationing and tailings facility regulations in Brazil, potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, new dam safety regulations, and potential amendments to minerals and mining laws and energy levies laws, and the enforcement of labour laws in Ghana, new regulations relating to work permits, potential amendments to customs and mining laws (including but not limited to amendments to the VAT) and the potential application of revisions to the tax code in Mauritania, the European Union’s General Data Protection Regulation or similar legislation in other jurisdictions and potential amendments to and enforcement of tax laws in Russia, Ghana and Mauritania (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), and the impact of any trade tariffs being consistent with Kinross’ current expectations; (4) the completion of studies, including optimization studies, improvement studies; scoping studies and pre-feasibility and feasibility studies, on the timelines currently expected and the results of those studies being consistent with Kinross’ current expectations, including the completion of the Lobo-Marte and Peak feasibility studies and Udinsk pre-feasibility study; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with the Company’s expectations; (8) production and cost of sales forecasts for the Company meeting expectations; (9) the accuracy of: the current mineral reserve and mineral resource estimates of the Company including the accuracy and reliability of the pre-acquisition mineral resource estimates of the Peak project and Kinross’ analysis thereof being consistent with expectations (including but not limited to ore tonnage and ore grade estimates), future mineral resource and mineral reserve estimates being consistent with preliminary work undertaken by the Company, mine plans for the Company’s current and future mining operations, and the Company’s internal models; (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations and without material amendment or formal dispute (including without limitation the application of tax, customs and duties exemptions and royalties); (12) goodwill and/or asset impairment potential; (13) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross’ current expectations; (14) access to capital markets, including but not limited to maintaining our current credit ratings consistent with the Company’s current expectations; (15) that the Brazilian power plants will operate in a manner consistent with our expectations; (16) that drawdown of remaining funds under the Tasiast project financing will proceed in a manner consistent with our current expectations; (17) potential direct or indirect operational impacts resulting from infectious diseases or pandemics such as the ongoing COVID-19 pandemic; (18) the effectiveness of preventative actions and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, travel restrictions, business continuity plans, and efforts to mitigate supply chain disruptions; (19) changes in national and local government legislation or other government actions, particularly in response to the COVID-19 outbreak; (20) litigation, regulatory proceedings and audits, and the potential ramifications thereof, being concluded in a manner consistent with the Corporation’s expectations (including without limitation the ongoing industry-wide audit of mining companies in Ghana which includes the Corporation’s Ghanaian subsidiaries, litigation in Chile relating to the alleged damage of wetlands and the scope of any remediation plan or other environmental obligations arising therefrom ,the ongoing litigation with the Russian tax authorities regarding dividend withholding tax and the ongoing Sunnyside litigation regarding potential liability under the

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Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

U.S. Comprehensive Environmental Response, Compensation, and Liability Act); (21) that the Company will enter into definitive documentation with the Government of Mauritania substantially in accordance with the terms and conditions of the term sheet, on a basis consistent with our expectations and that the parties will perform their respective obligations thereunder on the timelines agreed; (22) that the exploitation permit for Tasiast Sud will be issued on timelines consistent with our expectations; (23) that the benefits of the contemplated arrangements related to the agreement in principle will result in increased stability at the Company’s operations in Mauritania; and (24) the Company’s financial results, cash flows and future prospects being consistent with Company expectations in amounts sufficient to permit sustained dividend payments. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: the inaccuracy of any of the foregoing assumption, sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; reductions in the ability of the Company to transport and refine doré; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, production royalties, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or, development or refining activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, administrative orders or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit ratings; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2020 and the Annual Information Form dated March 30, 2020. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Other information

Where we say "we", "us", "our", the "Company", or "Kinross" in this presentation, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this presentation has been prepared under the supervision of Mr. John Sims, who is a “qualified person” within the meaning of National Instrument 43-101. Mr. Sims was an officer of Kinross until December 31, 2020. Mr. Sims remains the Company’s qualified person as an external consultant.

Source: Kinross Gold Corporation

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